Mail Stop 7010

February 6, 2006

via U.S. mail and facsimile

Paul B. Middleton
Acting Chief Financial Officer and Corporate Controller
Rogers Corporation
One Technology Drive
Rogers, Connecticut  06263-0188

	Re:	Rogers Corporation
		Form 10-K for the Fiscal Year Ended January 2, 2005
		Filed March 18, 2005
Forms 10-Q for the Fiscal Quarters Ended April 3, 2005, July 3,
2005
and October 2, 2005
		File No. 1-4347

Dear Mr. Middleton:

      We have reviewed your response letter dated January 24, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note 8 - Income Taxes

1. We note your response to comment 2 in our letter dated December 30, 2005. Specifically, that you determined that recording the tax adjustment that resulted from your misapplication of SFAS 109 during the fourth quarter of fiscal
2004 is not material based on your analysis of SAB 99. It remains unclear to us how you arrived at this conclusion based on the following:
* The tax adjustment of $5 million increased net income by 12.5% and
52.1% for fiscal year 2004 and the fourth quarter of fiscal 2004, respectively.
* The tax adjustment impacts the trend of net income as a percent of sales, a ratio and trend you highlight under Business Overview in MD&A.
It appears to us that you should restate your financial statements to correct your misapplication of SFAS 109 in the appropriate periods.

Note 11 - Business Segment and Geographic Information

2. We note your response to comment 4 in our letter dated December 30, 2005. It remains unclear to us how you continue to believe that the aggregation of your operating segments as presented in your fiscal year 2004 Form 10-K and your intended presentation in your fiscal year 2005 Form 10-K fully comply with paragraph 17 of SFAS 131, including similar economic characteristics. Specifically:
* High Performance Foams: Polyolefin foams` net sales trends, operating margins and gross profit margins are all negative and are not similar to the other operating segments in this reportable segment in any period.
* High Performance Foams: Absent explanation, it is not clear that
Poron and Bisco are economically similar based on the following:
o Net sales growth rates for Poron and Bisco appear to be trending differently during certain periods.
o Operating margins for Poron and Bisco appear to be growing farther apart and are not trending similarly for fiscal years 2005 - 2001.
o Gross margins for Poron and Bisco appear to be trending differently for fiscal years 2005 and 2004.
* Printed Circuit Materials: High frequency and Flexible printed do not appear to be economically similar based on the following:
o Net sales growth rates are not within a reasonable range of each other.
o Operating margins for fiscal year 2005 are not within a reasonable range of each other.
o Gross profit margins are not within reasonable ranges and are not trending similarly.
* Other: Notwithstanding your response letter, confirm that these segments are aggregated based on paragraphs 20 and 21 of SFAS 131.

Please address these differences and explain to us why the operating segments in each of these reportable segments have similar long-term economic characteristics. As a reminder, if you are able to demonstrate the similarity in long-term economic characteristics, your MD&A discussion and analysis should clearly explain deviations in trends of operating segments you aggregate. Otherwise, it appears you should restate your reportable segments to fully comply with SFAS
131.

General Restatements

3. If you determine that you should restate your financial statements to comply with our comments, please address the following items:
* If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
* Please tell us when you will file any amendments. We remind you that if you file a restated Form 10-K and Forms 10-Q you should appropriately address the following:
o An explanatory paragraph in the reissued audit opinion;
o Full compliance with SFAS 154, paragraphs 25 and 26;
o Fully update all affected portions of the documents, including MD&A, selected financial data and quarterly financial data;
o Updated Item 9A disclosures; and
o Updated certifications.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or in her absence, Anne McConnell at (202) 551-3709 or me at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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Paul B. Middleton
Rogers Corporation
February 6, 2006
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE